Exhibit 99.37

Red White & Bloom Brands Inc.

(Formely Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the Three and Six Month Periods Ended June 30, 2020

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following management discussion and analysis (“MD&A”) may contain “forward-looking information” within the meaning of Canadian securities legislation (“forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Certain forward-looking statements in this MD&A include, but are not limited to the following:

•the Company’s expansion plans; and

•its expectations regarding production capacity and production yields

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. Such factors include but are not limited to the Company’s ability to obtain the necessary financing and the general impact of financial market conditions, the yield from marihuana growing operations, product demand, changes in prices of required commodities, competition, government regulations and other risks.

For further information on the Company reference should be made to the Company’s public filings which are available on SEDAR.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

INTRODUCTION

The following MD&A of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) should be read in conjunction with the Company’s condensed interim consolidated financial statements and notes thereto for the three and six month periods ended June 30, 2020 and 2019, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

This document is intended to assist the reader in better understanding operations and key financial results as of the date of this MD&A. The consolidated financial statements and this MD&A have been approved by its Board of Directors. This MD&A is dated August 31, 2020.

All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

DESCRIPTION OF BUSINESS AND GOING CONCERN

Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the “Company” or “RWB”) was incorporated on March 12, 1980 pursuant to the Business Corporations Act, British Columbia.

The Company’s head office and registered office is located at Suite 810 – 789 West Pender Street, Vancouver, British Columbia, V6C 1H2.

As at June 30, 2020, the Company’s working capital was $47,893,519 (December 31, 2019 – working capital deficiency of $16,071,433) and has accumulated losses of $34,964,165 (December 31, 2019 - $14,677,625) since inception.

These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. If the going concern assumption were not appropriate, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the statements of financial position classifications used. Such adjustments could be material.

OVERVIEW

Red White & Bloom Brands Inc. is an investment company with a focus on the United States cannabis industry. The Company’s current investments are primarily in the investment in PharmaCo Inc. (“PharmaCo”) which include the Debenture and its rights under the Put/Call Option Agreement (both described below) and the acquisition of Mid-American Growers Inc. (“MAG”), which completed on April 24, 2020 and is further described in the condensed interim consolidate financials statements for the three and six mont periods ended June 30, 2020 and 2019.

The Company holds 8% senior secured convertible debenture (the “Debenture”) and a put/call option agreement (the “Put/Call Option”) to acquire all the issued and outstanding shares of its Michigan based investee PharmaCo, a private company incorporated under the laws of the State of Michigan. The Put/Call Option is subject to the Company completing the licensing requirements to operate in the State of Michigan. The Debenture is secured by all real and personal property and interests in the real and

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

personal property of PharmaCo, whether now owned or subsequently acquired. The Debenture has a maturity date of January 4, 2023 unless the Debenture becomes due earlier.

PharmaCo was granted a Step 1 prequalification by the Medical Marihuana Licensing Board of the State of Michigan in October of 2018, and has been awarded multiple municipal approvals for grower permits (cultivation), manufacturing (including extraction and derivative manufacturing) and provisioning centers (dispensaries).

Since its prequalification was issued in October 2018, PharmaCo expanded its operations through the acquisition of multiple assets that cover cultivation, processing/manufacturing and provisioning centers throughout the state of Michigan.

PharmaCo has purchased three indoor cultivation facilities with a cumulative 110,000 square feet and 10 acres of outdoor cultivation and control the assets of 18 provisioning centers (dispensaries).

RWB intends to roll out unified corporate branding to allow for greater efficiency and scaling upon completion of licensing in Michigan and, subsequent to the end of the Quarter, has provided notice to PharmaCo of its intention to exercise its call option to acquire 100% of PharmaCo, subject to MRA approvals.

The Company closed the acquisition of MAG on April 24, 2020. MAG owns and operates a 3.6 million square foot facility in Granville, Illinois and holds both a hemp grower and hemp processing license with the state of Illinois.

Initial hemp crops are in the facility and the company intends to grow, process and sell various hemp and CBD products through this facility.

Lastly, the Company has a strategy of expanding to a limited number of additional states as the opportunity presents itself with the intent of only entering markets that allow for the operation at scale to try and maximize operational efficiencies generally only available to those businesses that operate at scale.

PROPOSED TRANSACTION

On July 25, 2019, the Company entered a LOI with Kings Garden Inc. (“Kings Garden”) pursuant to which the Company intended to acquire all of the issued and outstanding shares of Kings Garden

During the period ended June 30, 2020, the Company determine it would no longer pursue the acquisition of Kings Garden. The company is evaluating if any of the deposit could be recovered at a later date however determined that the $1,853,059 deposit advanced to Kings Garden under the terms of this LOI should be written off and has recorded it as a loss in the condensed interim consolidated statements of comprehensive loss.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

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SELECTED QUARTERLY FINANCIAL INFORMATION

Selected Annual Information

The following selected financial information is derived from the audited consolidated financial statements of the Company:

	Periods Ended December 31, (audited)
	2019	2018	2017
Total revenues	$ -	$ -	$ -
Interest expense	3,540,353	-	-
Professional fees	1,952,329	53,522	-
Consulting fees	919,839	325,000	-
Salaries and wages	568,167	-	-
Net loss and comprehensive loss	12,513,900	2,131,039	32,686
Net loss per share – Basic & fully diluted	0.16	0.06	32,686
Totals assets	107,979,469	34,937,686	624,638
Total liabilities	55,542,045	161,937	586,373
Cash dividends declared per share	Nil	Nil	Nil

Selected Quarterly Information

	Quarters ended
	June 30, 20	Mar 31, 20
Sales	$ 1,512,050	$ -
Cost of sales	272,745	-
Gross profit before fair value adjustments	1,239,305	-
Gross profit after fair value adjustment on biological assets	9,514,065	-

Interest expense	2,080,625	1,961,952
Professional fees	572,577	257,567
Consulting fees	434,256	321,489
Salaries and wages	536,781	204,182
Listing expense	22,832,281	-
Net loss and comprehensive loss	23,032,069	2,745,529
Net loss per share – Basic & fully diluted	0.19	0.03
Total assets	241,679,918	141,780,222
Total liabilities	92,100,904	85,475,194
Cash dividends declared per share	Nil	Nil

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

RESULTS OF OPERATIONS

For the six months period ended June 30, 2020 compared to the six months period ended June 30, 2019.

As a result of MAG acquisition, the Company began generating revenue on April 24, 2020.  However, the Company still relies on external financings to generate capital.  As a result, the Company has continued to incur losses since the its inception including for the years ended December 31, 2019 and 2018.

The Company’s ability to continue operations is dependent on management’s ability to secure financing. Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations. Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.  The Company is considering various financing options to fund its operations.

On August 19, 2020, the Company entered into an agreement with PI Financial Corp. and Eight Capital to act as co-lead underwriters, on behalf of a syndicate of underwriters, pursuant to which the underwriters will purchase, on a bought-deal basis, an aggregate of 20 million units of RWB at a price of 75 cents per unit for aggregate gross proceeds of $15-million.  On August 21, 2020, RWB and a syndicate of underwriters agreed to increase the size of the offering to 33.35 million units of RWB at a price of 75 cents per unit for aggregate gross proceeds of $25 million.

During the six month period ended June 30, 2020, the Company incurred a net loss and comprehensive loss of $20,286,540 (2019 - $7,404,237).  The increase in net loss and comprehensive loss of $22,396,368 was mainly attributable to the net effect of:

•Increase of $1,512,050 in sales, from $Nil in 2019 to $1,512,050 in 2020

•Increase of $272,745 in cost of sales from $Nil in 2019 to $272,745 in 2020

•Increase of $8,274,760 in fair value adjustment on biological assets from $Nil in 2019 to $8,274,760

•Decrease of $383,826 in commission from $2,404,888 to $2,021,062 in 2020

•Increase of $4,042,577 in interest expense from $Nil in 2019 to $4,042,577 in 2020

•Deacrease of $1,150,502 in share-based compensation from $2,425,730 to $1,275,228 in 2020

•Increase of $755,744 in consulting fees from $Nil in 2019 to $755,744 in 2020

•Increase of $726,617 in marketing from $174,025 in 2019 to $900,652 in 2020

•Increase of $830,144 in professional fees from $Nil in 2019 to $830,144 in 2020

•Increase of $740,963 in salaries and wages from $Nil in 2019 to $740,963 in 2020

•Decrease of $998,648 in general and administration from $1,637,946 in 2019 to $639,298 in 2020

•Increase of $1,322,246 in depreciation from $Nil in 2019 to $1,322,246 in 2020

•Increase of $6,122,121 in foreign exchange gain from loss of $1,741,600 in 2019 to gain of $4,380,521 in 2020

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

•Increase of $480,143 in interest income from $1,864,340 in 2019 to $2,344,483 in 2020

•Increase of $316,931 in accretion of loans receivable from $1,124,015 in 2019 to $1,440,946 in 2020

•Increase of $425,610 in management fees from $Nil in 2019 to $425,610 in 2020

•Decrease of $588,402 in loss on revaluation of call option from $2,008,403 in 2019 to $1,420,001 in 2020

•Increase of $149,947 in gain on disposal from $Nil in 2019 to $149,947 in 2020

•Increase of $1,853,059 in write of deposit from $Nil in 2019 to $1,853,059 in 2020

•Increase of $91,143 in revaluation of investment from $Nil in 2019 to $91,143 in 2020

•Increase of $22,832,281 in listing expense from $Nil in 2019 to $22,832,281 in 2020

The increase in overall expenses during the six months period ended June 30, 2020 is in line with management expectation.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a history of operating losses and of negative cash flow from operations.  The Company will remain reliant on capital markets for future funding to meet its ongoing obligations.

The Company’s ability to continue operations is dependent on management’s ability to secure additional financing.  Management is actively pursuing such additional sources of financing, and there can be no assurance it will be able to secure additional financing required for its operations.  Accordingly, these factors indicate material uncertainties that may cause significant doubt as to the Company’s ability to continue as a going concern.

As at June 30, 2020, the Company had working capital of $47,893,519 (2019 - working capital defeciency of $16,071,433), consisting of cash in the amount of $2,599,154 (2019 - $1,378,687), prepaid expenses of $447,755 (2019 - $124,140), accounts receivable of $2,196,476 (2019 - $1,463,388), biological assets of $8,635,812 (2019 - $Nil), inventory of $12,022,264 (2019 - $Nil), current portion of loans receivable of $44,852,544 (2019 - $36,504,397), net of accounts payable and accrued liabilities of $6,803,649 (2019 - $1,334,370), contingent liabilities of $14,889,600 (2019 - $Nil), convertible debenture of $Nil (2019 - $17,597,600), lease liabilities of $71,531 (2019 - $Nil) and credit facility of $Nil (2019 - $36,610,075)

The Company believes that the current capital resources are not sufficient to pay overhead expenses for next twelve months and is currently seeking additional funding to fund its overhead expenses and its continuous search for other business opportunities.  The Company will continue to monitor the current economic and financial market conditions and evaluate their impact on the Company’s liquidity and future prospects.

As at June 30, 2020, the shareholders’ equity of $149,579,014 (2019 - $52,437,424) consisted of common shares of $106,825,901 (2019 - $61,366,160), convertible series I preferred shares of $3,664,799 (2019 - $Nil), convertible series II preferred shares of $60,748,692 (2019 - $Nil), contributed surplus of $11,380,862 (2019 - $5,748,889), cumulative translation adjustment of $1,922,925 (2019 - $Nil) and deficit of $34,964,165 (2019 - $Nil).

OUTSTANDING SHARE DATA

a)Authorized Share Capital: unlimited common shares without par value.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

b)Issued and Outstanding as at June 30, 2020;

a.151,421,866 common shares (2019 – 84,211,752),

b.3,181,250 convertible series I preferred shares (2019 – Nil)

c.112,040,549 convertible series II preferred shares (2019 – Nil)

Common shares

On April 24, 2020, the Company issued 17,133,579 common shares to MAG Sellers on closing of the MAG acquisition.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 23,464,462 common shares to holders of Tidal common shares.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 common shares to finders.

On April 30, 2020, the Company issued 429,375 common shares pursuant to the exercise of 429,375 warrants for gross proceeds of $343,500.

On May 25, 2020, the Company issed 187,500 common shares pursuant to the exercise of 187,500 warrants for gross proceeds of $150,000.

On June 8, 2020, the Company issued 975,000 common shares pursuant to the exercise of 975,000 stock options for gross proceeds of $487,500.

On June 10, 2020, the Company issued 13,500,000 common shares pursuant to High Times Licensing Agreement.

On June 10, 2020, the Company issued 1,800,000 common shares to finder pursuant to High Times Licensing Agreement.

On June 30, 2020, the Company issued 2,339,200 common shares to investor to settle outstanding advances of $5,848,000.

Convertible Series I Preferred Shares

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 3,181,250 convertible series I preferred shares to Tidal shareholders.

Convertible Series II Preferred Shares

On April 24, 2020, the Company issued 101,345,349 to holders of MichiCann convertible series II preferred shares pursuant to Amended Agreement of the reverse takeover transaction.

On April 24, 2020, as a result of the completion of the reverse takeover transaction, the Company issued 7,381,000 convertible series II preferred shares to finders.

On June 8, 2020, the Company issued 975,000 convertible series II  preferred shares pursuant to the excersice of 975,000 stock options for gross proceeds of $487,500.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

On June 30, 2020, the Company issued 2,339,200 convertible series II preferred shares to investor to settle outstanding advances of $5,848,000 at a deemed price of $2,50 per unit.

Warrants

During the year ended December 31, 2018, the Company issued 595,430 finders’ warrants with an exercise price of $1.00 per common share of the Company for a period of two years. During the six months ended June 30, 2020, the Company issued 1,186,711 warrants related to the reverse takeover transaction and 4,500,000 special warrants related to the 1251881 B.C. Ltd. acquisition. No warrants were issued during the six months ended 2019.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2018	595,430	$ 1.00
Issued	-	-
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	595,430	$ 1.00
Issued	5,686,711	0.42
Exercised	(616,875)	(0.80)
Cancelled	(569,836)	(3,35)
Balance at June 30, 2020	5,095,340	$ 0.12

The following warrants were outstanding at June 30, 2020:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable

December 19, 2018	December 19, 2020	$ 1.00	595,340	595,340
June 10, 2020	December 6, 2020	$ 0.00	4,500,000	-
			5,095,340	595,340

Options

On January 11, 2020, the Company granted 100,000 stock options to an employee of the Company.  These options vested 100% on January 11, 2020.

On January 11, 2020, the Company granted 271,429 stock options to an employee of the Company.  These options vest 12.5% on April 11, 2020, 12.5% on July 11, 2020, 12.5% on October 11, 2020, 12.5% on January 11, 2021, 12.5% on April 11, 2021, 12.5% on July 11, 2021, 12.5% on October 11, 2021 and the remaining 12.5% on January 11, 2022.

On April 1, 2020, the Company granted 161,250 stock options to employes of the Company.  These options vest 8.3% on July 1, 2020, 8.3% on October 1, 2020, 8.3% on January 1, 2021, 8.3% on April 1,

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

2021, 8.3% on July 1, 2021, 8.3% on October 1, 2021, 8.3% on January 1, 2022, 8.3% on April 1, 2022, 8.3% on July 1, 2022, 8.3% on October 1, 2022, 8.3% on January 1, 2023 and 8.3% on April 1, 2023.  These stock options have an exercise price of $1.00 and expire on April 1, 2025.

The options granted during the period ended June 30, 2020 have a fair value of $1,789,891 (2019 - $1,997,115) estimated using the Black-Scholes option pricing midel with the following weighted average assumptions:

	2020	2019
Risk-free interest rate	0.59%	2.27%
Expected term (in years)	4.04	5.00
Estimated dividend yield	0%	0%
Estimated volatility	100.00%	100.00%

During the six months ended June 30, 2020, the Company recognized $1,275,228 (2019 - $2,425,730) in share-based compensation under graded vesting.

Options transactions and the number of options outstanding are summarized are as follows:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance at December 31, 2018	4,500,000	$ 0.50
Granted	2,930,000	1.26
Exercised	-	-
Cancelled	-	-
Balance at December 31, 2019	7,430,000	$ 0.80
Granted	2,331,789	4.36
Exercised	(975,000)	0.50
Cancelled	(187,500)	1.00
Balance at June 30, 2020	8,599,289	$ 1.79

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

The following options were outstanding and exercisable at June 30, 2020:

Grant Date	Expiry Date	Exercise Price	Number of Options Outstanding	Number of Options Exercisable

June 22, 2018	June 22, 2023	$5.28	468,045	468,045
September 14, 2018	September 14, 2023	USD $3.84	6,250	5,469
October 1, 2018	October 1, 2023	$0.50	3,525,000	2,400,000
December 12, 2018	December 12, 2023	USD $1.84	45,000	33,750
January 15, 2019	January 15, 2024	$1.00	500,000	500,000
January 15, 2019	January 15, 2024	$2.50	600,000	600,000
February 1, 2019	February 1, 2024	$1.00	400,000	250,000
April 1, 2019	April 1, 2024	$1.00	400,000	300,000
April 15, 2019	April 15, 2024	$1.00	12,500	4,250
April 26, 2019	April 26, 2024	$5.44	1,279,815	1,279,815
April 29, 2019	April 29, 2024	$1.00	500,000	500,000
May 13, 2019	May 13, 2024	$1.00	175,000	109,375
May 21, 2019	May 21, 2024	$1.00	30,000	18,750
November 13, 2019	November 13, 2024	$1.00	100,000	16,667
November 22, 2019	November 22, 2024	$1.00	25,000	4,167
January 11, 2020	January 11, 2025	$1.00	371,429	133,929
April 1, 2020	April 1, 2025	$1.00	161,250	-
Balance at June 30, 2020			8,599,289	6,624,217

FINANCIAL AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash, accounts receivable, loans receivable, call option, accounts payables and accrued liabilities, convertible debentures, and bridge financing.

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s condensed interim statements of financial position as at June 30, 2020 and December 31, 2019 as follows:

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

	Fair Value Measurements Using

	Quoted prices in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	instruments	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Balance
	$	$	$	$

June 30, 2020
Cash	2,599,154	-	-	2,599,154
Accounts receivable	2,196,476	-	-	2,196,476
Loans receivable	90,162,604	-	-	90,162,604
Refundable deposits	340,700	-	-	340,700
Call option	-	-	19,828,224	19,828,224
Total	95,298,934	-	19,828,224	115,127,158

Accounts payable and accrued liabilities	6,803,649	-	-	6,803,649
Credit facility	67,799,300	-	-	67,799,300
Loan payable	2,536,824	-	-	2,536,824
Total	77,139,773	-	-	77,139,773

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

December 31, 2019
Cash	1,378,687	-	-	1,378,687
Accounts receivable	1,463,388	-	-	1,463,388
Loans receivable	72,923,991	-	-	72,923,991
Refundable deposits	10,605,100	-	-	10,605,100
Call option	-	-	19,547,757	19,547,757
Total	86,371,166	-	19,547,757	105,918,923

Accounts payable and accrued liabilities	1,334,370	-	-	1,334,370
Convertible debentures	17,597,600	-	-	17,597,600
Credit facility	36,610,075	-	-	36,610,075
Total	55,542,045	-	-	55,542,045

The fair values of other financial instruments, which include accounts payable and accrued liabilities and loans receivable, approximate their carrying values due to the relatively short-term maturity of these instruments.

(a)Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and loans receivable. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company is exposed to significant credit risk on its loans receivable. The carrying amount of financial assets represents the maximum credit exposure.

(b)Foreign Exchange Rate

The Company has cash and loans receivable denominated in US dollars and, as a consequence, the financial results of the Company’s operations as reported in Canadian dollars are subject to changes in the value of the Canadian dollar relative to the US dollar. Therefore, exchange rate movements in the US dollar can have a significant impact on the Company’s operating results due to the translation of monetary assets.

At June, 2020, a 5% (2019 – 4%)  strengthening (weakening) of the Canadian dollar against the US dollar would have increased (decreased) the Company’s net income/loss by approximately $368,000 (2019 - $2,064,000)

(c)Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Interest earned on cash and cash equivalents is at nominal interest rates, and therefore the Company does not consider interest rate risk to be significant.

As at June 30, 2020, the interest rate on loans receivable and convertible debentures is fixed based on the contracts in place. As such, the Company is exposed to interest rate risk to the extent of these financial assets and liabilities.

(d)Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at June 30, 2020, the Company had a cash balance of $2,599,154 (December 31, 2019 - $1,378,687) available to apply against short-term business requirements and current liabilities of $22,860,486 (December 31, 2019 - $55,542,045). All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of June 30, 2020.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

CREDIT FACILITY

On January 10, 2020, the Facility was amended (the “Amended Facility”) pursuant to an amended and restated agreement between the Lender, the Company (as guarantor) and PharmaCo, RWB Illinois, Inc. (“RWB”) and MAG (collectively as borrowers).

The Amended Facility increased the Facility Limit to USD $49,750,000 in the aggregate of which USD $27,000,000 was to refinance the existing Facility and USD $22,750,000 was used to complete the MAG Acquisition and for general corporate and operating purposes.

The obligations under the Amended Facility are due and payable on the earlier of:

a)the termination date (being July 10, 2021 subject to the right of the Borrowers to extend the termination date by paying a 1% fee for two additional six-month periods for a total of 30 months); and

b)the acceleration date (being the earlier of the date of an insolvency event or that a demand notice is delivered pursuant to the terms of the Amended Facility).

In respect of the advance made by the Lender to the Borrowers under the Facility, the Borrowers agreed to pay the Lender:

a)Interest at the prime rate plus 12% per annum calculated and compounded monthly, payable monthly in arrears on the last day of each month; and

b)A work fee equal to $1,492,500 (the “Amended Work Fee”) (paid by the Company)

LOAN PAYABLE

The Company’s loan payable consists of a loan with a commercial lender acquired with the acquisition of Mid-American Growers, Inc. The principal of USD $1,676,000 bears interest at 1% per annum. The Company is required to make monthly repayments of USD $89,335 until April 6, 2022 at which point the loan will be fully repaid. As of June 30, 2020 $1,095,706 of the loan is payable within 12 months and is classified as a current liability on the condensed interim statements of financial position. The remaining $1,441,118 payable is classified as a non-current liability.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change.  The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. In preparing these MD&A,

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

management has made significant assumptions regarding the circumstances and timing of the transactions contemplated therein, which could result in a material adjustment to the carrying amount of certain assets and liabilities if changes to the assumptions are made.

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

IFRS 16 Leases

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. This new standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both the lessee and the lessor. The new standard introduces a single lessee accounting model that requires the recognition of all assets and liabilities arising from a lease. The main features of the new standard are as follows:

•An entity identifies as a lease a contract that conveys the right to control the use of an identified asset for a period in exchange for consideration.

•A lessee recognizes an asset representing the right to use the leased asset, and a liability for its obligation to make lease payments. Exceptions are permitted for short-term leases and leases of low-value assets.

•A lease asset is initially measured at cost, and is then depreciated similarly to property, plant and equipment. A lease liability is initially measured at the present value of the unpaid lease payments.

•A lessee presents interest expense on a lease liability separately from depreciation of a lease asset in the statement of profit or loss and other comprehensive income.

•A lessor continues to classify its leases as operating leases or finance leases, and to account for them accordingly.

•A lessor provides enhanced disclosures about its risk exposure, particularly exposure to residual-value risk.

The new standard supersedes the requirements in IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases – Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company reviewed its operations and noted no material impact on the adoption of IFRS 16.

RELATED PARTY TRANSACTIONS

The following is a summary of related party transactions that occurred during the six months ended June 30, 2020:

(a)Included in accounts payable and accrued liabilities is $605,906 (December 31, 2019 - $377,157) payable to a director of the Company. Amounts due to related parties have no stated terms of interest and/or repayment, and are unsercured

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

(b)  Key management personnel include the directors and officers of the Company. Key management compensation consists of the following:

	June 30, 2020 $	June 30, 2019 $
Consulting fees paid or accrued to a company controlled by the director of the Company	98,850	27,000
Salary paid to management of the company	248,812	-
Share-based compensation	115,913	301,745

There were no post-employment benefits, termination benefits or other long-term benefits paid to key management personnel for the six months ended June 30, 2020 and 2019.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not enter into any off-balance sheet arrangements during the period.

OUTSTANDING SHARES DATA AS OF REPORT DATE

	August 31, 2020	June 30, 2020	December 31, 2019
Issued and outstanding common shares	151,921,886	151,421,886	84,211,752
Series I preferred shares	3,181,250	3,181,250	-
Series II preferred shares	112,540,549	112,040,549	-
Warrants outstanding	5,095,340	5,095,340	595,340
Stock options outstanding	8,336,789	8,599,289	7,430,000

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the consolidated financial statements, is the responsibility of Management.  In the preparation of these statements estimates are sometimes necessary to make a determination of future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

Risks

The Investment in the common shares must be regarded as highly speculative due to the proposed nature of the Company’s business and its present stage of operations.

There can be no assurance that an active and liquid market for the Company’s common shares will develop and an investor may find it difficult to resell the common shares.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

CONTROLS AND PROCEDURES

The Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with IFRS. The design of the Company’s internal control over financial reporting was assessed as of the date of this MD&A.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting. As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed. The existence of these weaknesses is to be compensated for by senior management monitoring, which exists. The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas. It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could threaten the Company’s financial viability, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action. The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CEO of the financial reports.

OUTLOOK

Although current management has demonstrated its ability to raise funds in the past, with the current financial market conditions and global economic uncertainty, there can be no assurance they will be able to do so in the future.  The financial results and discussion do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

SUBSEQUENT EVENTS

Letter of intent with Platinum Vape

On July 21, 2020, the Company entered a letter of intent (“LOI”) with various entities operating under the Platinum Vape umbrella (“PV”). Under the terms of this LOI, the Company will acquire all of the issued and outstanding shares of PV for consideration is as follows:

* USD $7,000,000 in cash paid on closing;
* USD $13,000,000 in cash paid 120 days after the closing date;

*  A USD $15,000,000 convertible promissory note with a term of three years that may be converted into common shares of the Company at a price of $1.16 per common share. The convertible promissory note shall be secured by the PV assets and ownership interests therein; and

*  Cash or common shares of the Company with the equivalent value of USD $25,000,000 payable based on achievement of the following milestones during the 12-month period immediately following the closing:

* USD $7,500,000 paid on PV achieving revenue of USD $80,000,000;
* USD $7,500,000 paid on PV achieving revenue of USD $90,000,000; and
* USD $10,000,000 paid on PV achieving revenue of USD $100,000,000.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

Notice of Exercise for PharmaCo

On July 24, 2020, the Company provided notice of its intention to exercise its option to acquire all of the outstanding common shares of PharmaCo (“PharmaCo Common Shares”), subject to regulatory approvals. As consideration for the PharmaCo Common Shares, the Company will issue 37,000,000 common share and 37,000,000 convertible series II preferred shares. At the time of acquisition, it was determined that PharmaCo has processes capable of generating outputs; therefore, PharmaCo does meet the definition of a business. Accordingly, as PharmaCo qualifies as a business in accordance with IFRS 3 Business Combinations, the acquisition will be accounted for as a business combination. The Company is in the process of assessing the financial implications of the business combination. The assets and liabilities acquired from PharmaCo cannot be included in the company results as it has not completed the acquisition of PharmaCo and does not control the operations of PharmaCo which is an arms length thirda party. In additon, the Company is still in the process of completing the valuation of assets and liabilities to be acquired.

Growing and sales agreement with 39 Industries, LLC

On July 24, 2020, the Company entered a growing and sales agreement (“G&S Agreement”) with 39 Industries, LLC (“39 Hemp”). Under the terms of the G&S Agreement 39Hemp with provide deliveries of Purple Goliath Hemp Seeds (the “Seeds”) throughout 2020 to 2022. The Company will cultivate the seeds and harvest and process or leave unprocessed the resulting hemp plants from the Seeds. After which, the processed or unprocessed hemp will be sold by 39Hemp to third-parties. As consideration for the brokerage services, the Company will pay 39Hemp a commission of $20 per pound sold at a purchase price at or below $225 per pound, and a commission of 57.5% of the purchase price above $225 per pound.

Partnership agreement with Avicanna Inc.

On August 11, 2020, the Company entered a distribution agreement with Avicanna Inc. (“Avicanna”). Under the terms of the distribution agreement, the Company will obtain the right to be the exclusive distributor of Avicanna’s ‘Pura H&W’ branded cosmetic products and also have the right to purchase Avicanna’s cosmetic products for distribution. As consideration for the distribution agreement, the Company shall pay Avicanna an upfront licensing fee of USD $250,000 along with certain minimum purchase requirements.

Bought deal financing agreement

On August 25, 2020, the Company entered into an underwriting agreement with PI Financial Corp. and Eight Capital (the “Underwriters”) to act as co-lead underwriters, on behalf of a syndicate of underwriters, pursuant to which the underwriters will purchase, on a bought-deal basis, units of the Company. Under the terms of the underwriting agreement, the Company will sell 29,000,000 units at a price of $0.75 per unit for aggregate gross proceeds of $21,750,000. Each unit shall consist of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.00 per share for a period of 24 months.

In connection with Offering, the Company has granted the Underwriters an option, exercisable in whole or in part at any time for a period of 30 days following the closing date of the offering, to increase the offering by up to an additional 4,350,000 units for additional gross proceeds of up to $3,260,000 for total aggregate gross proceeds of $25,10,000, assuming the full exercise of the over-allotment option.

Red White & Bloom Brands Inc.

(Formerly Tidal Royalty Corp.)

Management’s Discussion and Analysis

For the six month period ended June 30, 2020

_____________________________________________________________________________________________

The Company has agreed to pay a cash commission of 6.0 per cent of the gross proceeds of the offering and will issue to the underwriters compensation options equal to 6.0 per cent of the aggregate number of units sold under the offering. The compensation options will be exercisable into units of the company at a price per compensation option equal to the offering price for a period of 24 months from the closing of the offering.

COVID-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and physical distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods.

OTHER INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.